UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Second Quarter 2010 Earnings Release Regulated Information August 13, 2010 - 8:00 a.m. CET

DELHAIZE GROUP REPORTS SECOND QUARTER 2010 RESULTS AND RAISES ITS

2012 COST SAVINGS TARGET FROM EUR 300 MILLION TO EUR 500 MILLION

Financial Highlights Second Quarter 2010 (at identical exchange rates)

»	Stable Group revenues (+4.7% at actual exchange rates)

»	Comparable store sales growth of -3.6% in the U.S. and 5.0% in Belgium

»	Operating margin of 4.2% (4.3% at actual exchange rates); solid operating margin of 4.8% in Belgium

»	Strong free cash flow generation of EUR 182 million (at actual exchange rates)

Financial Highlights First Half 2010 (at identical exchange rates)

»	Revenue growth of 0.8% (+1.2% at actual exchange rates)

»	Operating margin of 4.5% (4.5% at actual exchange rates)

Other Highlights

»

New Game Plan cost savings are progressing as planned. As a result, we have identified an additional EUR 200 million cost of sales savings on top of EUR 300 million selling, general and administrative expenses savings announced as part of the New Game Plan in December 2009 and leading to a total of EUR 500 million in savings by the end of 2012.

»	Greek authorities approve full acquisition of Alfa Beta minority shares

»	Update operating profit growth guidance to -2% to 2% compared to 2 to 5% previously (at identical exchange rates and excluding 2009 U.S. restructuring, store closing and impairment charges)

» CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In the second quarter of this year, we were able to maintain stable revenues for our Group, despite negative inflation resulting from our structural price investments at Food Lion and persistent difficult trading conditions in the U.S Southeast. Delhaize Belgium’s performance continues to be outstanding with the highest market share gains of all Belgian retailers this quarter. In Greece, Alfa Beta continues to gain market share and shows resilience in a difficult economic environment.”

“We continue to make steady progress on the execution of our New Game Plan. While we are disappointed in our Southeast U.S. sales numbers, we believe they are not reflective of the underlying strength and the long term growth potential of the business. We are committed to our strategic price investments started at the beginning of the year at Food Lion and believe that we have the right value proposition to respond to the needs of pressured consumers. We are encouraged by the fact that we have been able to keep selling, general and administrative expenses in the U.S. flat in nominal terms. Effective initiatives have allowed us to keep a stable gross margin while our operating margin, even though impacted by negative sales leverage, stayed at a healthy level.”

“In addition, we are not only on track to achieve our EUR 300 million annual gross cost savings target by the end of 2012, we have now identified an additional EUR 200 million of gross savings in cost of sales across our Group. The largest of these initiatives is the creation of a single procurement organization for Delhaize America, which will combine all our U.S. buying functions, a natural next step towards becoming a stronger and unified U.S. entity.”

“As a consequence of our commitment to continued price investments, the lower than expected outlook on U.S. inflation for the rest of the year, and the persistently difficult and volatile economic and competitive environment we are facing in the U.S Southeast and the increasingly tough environment in Greece, we now expect operating profit growth to range between -2% to 2% at identical exchange rates for the full year 2010.”

Delhaize Group – Earnings Release – Second Quarter 2010	1 of 19

» Financial Highlights

Q2 2010(1)				H1 2010(1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
5 329	+4.7%	-0.1%	Revenues	10 300	+1.2%	+0.8%
227	-7.0%	-12.2%	Operating profit	468	-4.8%	-5.2%
4.3%(2)	-	-	Operating margin	4.5%(2)	-	-
172	-11.9%	-16.8%	Profit before taxes and discontinued operations	362	-6.6%	-7.0%
115	-9.8%	-14.8%	Net profit from continuing operations	245	-3.6%	-4.0%
114	-8.2%	-13.4%	Group share in net profit	244	-3.0%	-3.4%
1.15	-8.6%	-13.7%	Basic earnings per share (Group share in net profit)	2.44	-3.3%	-3.7%

(1)

The average exchange rate of the U.S. dollar against the euro strengthened by 7.3% in the second quarter of 2010 (1 EUR = 1.2708 USD) and increased by 0.5% in the first half of 2010 compared to last year.

(2)	Operating margin was 4.2% at identical exchange rates for Q2 2010 and was 4.5% for H1 2010.

» Second Quarter 2010 Income Statement

Revenues

In the second quarter of 2010, Delhaize Group posted flat revenues at identical exchange rates (decline of 0.1%). At actual exchange rates, revenues increased by 4.7% to EUR 5.3 billion due to the strengthening of the U.S. dollar by 7.3% against the euro compared to the second quarter of 2009. Organic revenue evolution was -0.2% for the quarter.

Revenue evolution in the second quarter of 2010 was mainly the result of:

» a 2.8% decrease of U.S. revenues in local currency, mainly driven by comparable store sales evolution of -3.6% (adjusted for the timing of Easter), and the negative impact of the timing of Easter;

» a very strong increase of Belgian revenues by 5.8% on top of a solid second quarter last year, supported by 5.0% comparable store sales growth and new store openings;

» the resilient performance of Alfa Beta, that generated a 5.5% increase in revenues and continued to gain market share in an increasingly difficult economic environment;

» solid revenue growth of 19.9% at identical exchange rates in Romania and Indonesia.

Delhaize Group ended the second quarter of 2010 with a sales network of 2 740 stores, representing a net addition of 15 stores compared to the previous quarter or 56 more than in the second quarter of prior year.

Gross margin

Gross margin increased slightly to 25.5% of revenues (25.4% in the second quarter of 2009) and stayed stable at identical exchange rates as a result of better buying conditions at most of our operating companies, offset by the continued price investments mainly at Food Lion.

Other operating income

Other operating income increased by 18.8% to EUR 21 million, mainly attributable to more waste recycling income as a result of higher paper prices.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.5% of revenues, an increase of 71 basis points (65 basis points at identical exchange rates) compared to last year as a result of negative sales leverage in the U.S., higher advertising costs at Delhaize Belgium and salary increases in Greece, partly offset by cost savings initiatives across the Group. In the U.S., selling, general and administrative expenses stayed flat in absolute terms; they only increased as a percentage of sales as a result of negative sales leverage. We are well on track to achieve our EUR 300 million annual gross cost savings target for the Group by the end of 2012.

Other operating expenses

Other operating expenses amounted to EUR 3 million in the second quarter of 2010 compared to EUR 6 million in the same period last year mainly due to asset write-offs last year.

Delhaize Group – Earnings Release – Second Quarter 2010	2 of 19

Operating profit

Operating profit decreased by 7.0% at actual exchange rates to EUR 227 million (-12.2% at identical exchange rates). Operating margin decreased to 4.3% of revenues (4.8% last year) mainly as a result of negative sales leverage.

Net financial expenses

Net financial expenses amounted to EUR 55 million, an increase of 6.6% compared to last year at identical exchange rates mainly due to the negative impact of a change in fair value of financial instruments.

Effective tax rate

The effective tax rate decreased from 34.8% to 33.2%, and was favorably impacted by the organizational restructuring in the U.S., which was partly offset by a one-off crisis tax levied by the Greek government.

Net profit from continuing operations

Net profit from continuing operations decreased by 9.8% (-14.8% at identical exchange rates) and amounted to EUR 115 million, or EUR 1.15 basic per share (EUR 1.25 in 2009).

Net profit

Group share in net profit amounted to EUR 114 million, a decrease of 8.2% at actual exchange rates (-13.4% at identical exchange rates) compared to 2009. Per share, basic net profit was EUR 1.15 (EUR 1.26 in 2009) and diluted net profit was EUR 1.13 (EUR 1.24 in 2009).

» Second Quarter 2010 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the second quarter of 2010, net cash provided by operating activities amounted to EUR 331 million, more than twice the amount of last year, as a result of better working capital management and lower income taxes paid this year as a result of optimization opportunities in the U.S.

Investment activities

Capital expenditures amounted to EUR 152 million, an increase of EUR 32 million compared to the second quarter of last year as a result of intentionally delayed spending in 2009 due to the economic uncertainty.

Business acquisitions amounted to EUR 6 million compared to EUR 13 million last year as more Alfa Beta shares were acquired in 2009 than in 2010.

Free cash flow

Delhaize Group generated free cash flow of EUR 182 million, a strong increase of EUR 155 million compared to last year mainly as a result of higher cash provided by operating activities.

Net debt

Net debt to equity ratio improved to 42.6% compared to 46.8% at the end of 2009. Delhaize Group’s net debt amounted to EUR 2.2 billion at the end of June 2010, an increase of EUR 106 million compared to EUR 2.1 billion at the end of December 2009 mainly as a result of the strengthening of the U.S. dollar between the two balance sheet dates and the dividend payment, partly offset by strong free cash flow generation.

» First Half 2010 Income Statement

Revenues

In the first half of 2010, Delhaize Group posted revenue growth of 0.8% at identical exchange rates. At actual exchange rates, revenues increased by 1.2% to EUR 10.3 billion due to the strengthening of the U.S. dollar by 0.5% against the euro compared to the first half of 2009. Organic revenue growth amounted to 0.7%.

Revenue growth in the first half of 2010 was the result of:

» a 1.6% decrease of U.S. revenues in local currency, mainly driven by comparable store sales evolution of -2.6%;

» a strong increase of Belgian revenues by 5.5%, supported by 4.7% comparable store sales growth and new store openings, in an environment with almost no inflation;

Delhaize Group – Earnings Release – Second Quarter 2010	3 of 19

» the strong performance of Alfa Beta, that generated a 7.3% increase in revenues and gained further market share in a very challenging economic environment;

» solid revenue growth of 19.2% at identical exchange rates in Romania and Indonesia.

Gross margin

Gross margin decreased to 25.6% of revenues (25.8% in 2009) and was mainly impacted by major price investments at Food Lion, partly offset by improved supplier conditions at most of our other operating companies.

Other operating income

Other operating income increased by 20.1% to EUR 42 million mainly attributable to more waste recycling income as a result of higher prices for paper.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.4% of revenues, an increase of 23 basis points both at actual and at identical exchange rates, as a result of negative sales leverage in the U.S., partly offset by cost savings initiatives across the Group.

Other operating expenses

Other operating expenses amounted to EUR 2 million in the first half of 2010 compared to EUR 11 million last year mainly due to a favorable adjustment to store closing and restructuring provisions in the U.S. in the first quarter of 2010.

Operating profit

Operating profit decreased by 4.8% at actual exchange rates to EUR 468 million (-5.2% at identical exchange rates). Operating margin decreased to 4.5% of revenues (4.8% last year) mainly as a result of negative sales leverage in the U.S.

Net financial expenses

Net financial expenses amounted to EUR 106 million, an increase of 1.6% compared to last year at identical exchange rates mainly due to the negative impact of a change in fair value of financial instruments.

Effective tax rate

The effective tax rate decreased from 34.5% to 32.3% and was favorably impacted by the organizational restructuring in the U.S., which was partly offset by a one-off crisis tax levied by the Greek government.

Net profit from continuing operations

Net profit from continuing operations decreased by 3.6% (-4.0% at identical exchange rates) and amounted to EUR 245 million, or EUR 2.44 basic earnings per share (EUR 2.51 in 2009).

Net profit

Group share in net profit amounted to EUR 244 million, a decrease of 3.0% at actual exchange rates (-3.4% at identical exchange rates) compared to 2009. Per share, basic net profit was EUR 2.44 (EUR 2.53 in 2009) and diluted net profit was EUR 2.41 (EUR 2.48 in 2009).

Delhaize Group – Earnings Release – Second Quarter 2010	4 of 19

» Segment Reporting

Second Quarter 2010		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		Q2 2010	Q2 2009	2010 /2009	Q2 2010	Q2 2009	Q2 2010	Q2 2009	2010 /2009
United States	USD	4 679	4 813	-2.8%	4.5%	5.4%	211	260	-18.8%
United States	EUR	3 669	3 530	+3.9%	4.5%	5.4%	167	191	-12.5%
Belgium	EUR	1 200	1 135	+5.8%	4.8%	4.3%	57	48	+18.4%
Greece	EUR	387	367	+5.5%	3.4%	3.6%	13	13	-1.3%
Rest of the World(1)	EUR	73	56	+29.2%	0.0%	(2.1%)	-	(1)	N/A
Corporate	EUR	-	-	N/A	N/A	N/A	(10)	(7)	-48.2%
TOTAL	EUR	5 329	5 088	+4.7%	4.3%	4.8%	227	244	-7.0%

First Half 2010		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		H1 2010	H1 2009	2010 /2009	H1 2010	H1 2009	H1 2010	H1 2009	2010 /2009
United States	USD	9 354	9 507	-1.6%	4.9%	5.5%	459	526	-12.8%
United States	EUR	7 050	7 133	-1.2%	4.9%	5.5%	346	395	-12.4%
Belgium	EUR	2 344	2 222	+5.5%	5.0%	4.2%	118	92	+27.4%
Greece	EUR	765	713	+7.3%	2.5%	2.7%	19	19	+0.6%
Rest of the World(1)	EUR	141	109	+28.8%	0.6%	(1.4%)	1	(1)	N/A
Corporate	EUR	-	-	N/A	N/A	N/A	(16)	(14)	-19.9%
TOTAL	EUR	10 300	10 177	+1.2%	4.5%	4.8%	468	491	-4.8%
(1)	The segment “Rest of the World” includes Mega Image (Romania) and 51% of Super Indo (Indonesia).

United States

In the second quarter of 2010, revenues from our operations in the United States decreased by 2.8% in local currency to USD 4.7 billion (EUR 3.7 billion). Revenues were impacted by a negative comparable store sales evolution of 3.6% (adjusted for the timing of Easter), mainly due to a weak sales performance of our Food Lion operations, and by the negative impact of the timing of Easter. Our Hannaford operations are performing well.

Retail price inflation of 1.5% in the second quarter of 2009 made the comparison in 2010 more difficult given zero inflation this year and the fact that our price investments started at the beginning of the year are only expected to gain traction in the latter part of 2010. Cost inflation during this quarter amounted to 0.9% up from zero cost inflation in the first quarter of 2010.

The U.S. economic environment remains very challenging, especially in the Southeast and Florida, and consumer behavior is characterized by prudent spending and cherry-picking. Private brand penetration continued to increase compared to last year at our U.S. operations.

During the first half of 2010, U.S. revenues decreased by 1.6% at identical exchange rates. At the end of June 2010, Delhaize Group operated 1 600 supermarkets in the U.S.

In the second quarter of 2010, operating profit decreased by 18.8% in local currency and the operating margin was 4.5% of revenues (5.4% in the second quarter of 2009). Gross margin decreased slightly as favorable mix changes at Hannaford partly offset price investments that were implemented at Food Lion at the beginning of 2010.

As a result of negative sales leverage, selling, general and administrative expenses increased as a percentage of revenues. Selling, general and administrative expenses in absolute terms were flat as operational cost savings such as better store labor scheduling, reductions in other staff costs, the positive effect of the store closings at the beginning of the year and the annualized effect of prior year’s savings almost entirely offset cost increases including the impact of store openings, higher depreciation, severance payments and labor rate increases.

During the first six months of 2010, operating profit of our U.S. businesses decreased by 12.8% to USD 459 million.

Delhaize Group – Earnings Release – Second Quarter 2010	5 of 19

Belgium

In the second quarter of 2010, revenues of Delhaize Belgium increased by 5.8% to EUR 1.2 billion, supported by strong comparable store sales growth of 5.0%. This is the highest quarterly comparable store sales growth in seven years and is almost entirely the result of volume growth as internal food inflation was almost flat. During the first half of 2010, Delhaize Belgium revenues increased by 5.5%.

The strong sales growth mainly resulted from successful commercial actions and good weather conditions. In April, prices of 1 300 products were decreased in our fifth wave of price decreases in less than two years. Price positioning as well as price perception further improved and have resulted in weekly market share gains for the last 18 months now. Delhaize Belgium’s market share gain this quarter was the highest of all retailers.

During the second quarter, the sales network of Delhaize Belgium grew by five affiliated stores to 797 at the end of June 2010.

Delhaize Belgium grew operating profit by 18.4% in the second quarter of 2010. The operating margin of Delhaize Belgium was 4.8% compared to 4.3% last year. This strong increase in operating margin is the result of sales leverage, better buying conditions and lower distribution and transportation costs, partly offset by more advertising expenses due to more aggressive commercial actions. For the first six months of 2010, the operating profit at Delhaize Belgium increased by 27.4% and amounted to EUR 118 million.

Greece

In the second quarter of 2010, revenues in Greece were resilient and grew by 5.5% despite an increasingly difficult economic environment. Alfa Beta posted positive real growth whereas the Greek food retail market overall sharply declined. In the first half of 2010, revenues in Greece increased by 7.3%.

Alfa Beta’s market share continued to increase. Volume improvements were the result of a higher number of transactions, showing our attractive value proposition in the current difficult economic environment. Private brand sales penetration amounted to 16.4% of revenues, an increase of 63 basis points compared to prior year.

The operating margin of Alfa Beta decreased slightly to 3.4% of revenues in the second quarter of 2010 as price investments and salary increases were only partly offset by improved supplier terms. Operating profit in the second quarter decreased by 1.3% to EUR 13 million. In the first half of 2010, operating profit increased by 0.6% to EUR 19 million.

Rest of the World (Romania and Indonesia)

Revenues in the Rest of the World segment of Delhaize Group increased by 29.2% in the second quarter of 2010 (+19.9% at identical exchange rates) to EUR 73 million, as a result of the expansion of the store network and positive comparable store sales growth in both countries. In the first six months of 2010, revenues grew by 28.8% (19.2% at identical exchange rates).

The Rest of the World segment recorded a slightly positive operating profit in the second quarter of 2010 mainly supported by better buying conditions and good inventory management results.

» Increase of the 2012 Gross Annual Cost Savings Target from EUR 300 million to EUR 500 million

In line with our New Game Plan we have identified across the Group another EUR 200 million of gross savings in the area of cost of sales by the end of 2012 on top of the target of annual gross savings in sales, general and administrative expenses of EUR 300 million that was publicly communicated in December 2009. As a result, our new target is now to generate annual gross cost savings of EUR 500 million by the end of 2012, without taking into consideration the savings of the U.S. supply chain master network project.

Part of the new EUR 200 million savings plan, is the setup of a single procurement organization for Delhaize U.S., which will combine all U.S. buying functions into a stronger and unified entity. The new organization will support the U.S. banners with assortment and promotions planning and execution, sourcing and procurement, private brand management and pricing expertise.

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This project reinforces the integration of our U.S. operations following the integration of our supply chain master network started in 2008 and the set up of a U.S. shared services organization for support functions in early 2010.

» 2010 Financial Outlook

On the basis of our results of the first half of the year and our outlook and plans for the remainder of the year, including our commitment to continued price investments, Delhaize Group updates its full-year guidance to -2 to 2% operating profit growth compared to 2 to 5% as previously announced (excluding the U.S. restructuring, store closing and impairment charges of EUR 44 million in 2009), both at identical exchange rates.

Delhaize Group now expects capital expenditures for the full year to amount to EUR 700 million compared to EUR 800 million as previously announced (both at identical exchange rates), mainly attributable to delays in new store openings. Delhaize Group plans a net addition of 82 to 92 stores to its network by the end of the year instead of 102 to 112 previously announced.

» Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter 2010 results during a conference call starting August 13, 2010 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 20 7138 0813 (U.K), +1 718 223 2329 (U.S.) or +32 2 792 0498 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the second quarter of 2010, Delhaize Group’s sales network consisted of 2 740 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» FINANCIAL CALENDAR

• Press release – 2010 third quarter results	November 10, 2010
• Press release – 2010 fourth quarter and full year revenues	January 21, 2011
• Press release – 2010 fourth quarter and full year results	March 10, 2011
• Press release – 2011 first quarter results	May 5, 2011
• Press release – 2011 second quarter results	August 5, 2011

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

Delhaize Group – Earnings Release – Second Quarter 2010	7 of 19

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

» Condensed Consolidated Income Statement (Unaudited)

Q2 2010	Q2 2009	(in millions of EUR)	YTD 2010	YTD 2009
5 329	5 088	Revenues	10 300	10 177
(3 972)	(3 795)	Cost of sales	(7 668)	(7 555)
1 357	1 293	Gross profit	2 632	2 622
25.5%	25.4%	Gross margin	25.6%	25.8%
21	18	Other operating income	42	35
(1 148)	(1 061)	Selling, general and administrative expenses	(2 204)	(2 155)
(3)	(6)	Other operating expenses	(2)	(11)
227	244	Operating profit	468	491
4.3%	4.8%	Operating margin	4.5%	4.8%
(57)	(56)	Finance costs	(110)	(115)
2	8	Income from investments	4	12
172	196	Profit before taxes and discontinued operations	362	388
(57)	(69)	Income tax expense	(117)	(134)
115	127	Net profit from continuing operations	245	254
-	-	Result from discontinued operations, net of tax	-	1
115	127	Net profit (before non-controlling interests)	245	255
1	2	Net profit attributable to non-controlling interests	1	3
		Net profit attributable to equity holders of the Group
114	125	(Group share in net profit)	244	252
		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
1.15	1.25	Basic earnings per share	2.44	2.51
1.14	1.24	Diluted earnings per share	2.42	2.47
		Group share in net profit:
1.15	1.26	Basic earnings per share	2.44	2.53
1.13	1.24	Diluted earnings per share	2.41	2.48
		Weighted average number of shares outstanding:
100 149 151	99 720 650	Basic	100 050 858	99 697 598
101 248 847	101 499 276	Diluted	101 148 105	102 387 754
101 116 569	100 583 284	Shares issued at the end of the quarter	101 116 569	100 583 284
100 236 145	99 785 595	Shares outstanding at the end of the quarter	100 236 145	99 785 595
1.2708	1.3632	Average USD per EUR exchange rate	1.3268	1.3328

Delhaize Group – Earnings Release – Second Quarter 2010	8 of 19

» Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q2 2010	Q2 2009	(in millions of EUR)	YTD 2010	YTD 2009
115	127	Net profit of the period	245	255
1	(22)	Gain (loss) on cash flow hedge	16	(28)
(22)	13	Reclassification adjustment to net profit	(36)	16
7	-	Tax (expense) benefit	7	-
(14)	(9)	Gain (loss) on cash flow hedge, net of tax	(13)	(12)

5	(4)	Unrealized gain (loss) on financial assets available for sale	6	(7)
-	-	Reclassification adjustment to net profit	-	-
(1)	1	Tax (expense) benefit	(1)	1
4	(3)	Unrealized gain (loss) on financial assets available for sale, net of tax	5	(6)

367	(225)	Exchange gain (loss) on translation of foreign operations	606	(65)
-	-	Reclassification adjustment to net profit	-	-
367	(225)	Exchange gain (loss) on translation of foreign operations	606	(65)
357	(237)	Other comprehensive income	598	(83)
-	-	Attributable to non-controlling interests	-	-
472	(110)	Total comprehensive income for the period	843	172
1	2	Amount attributable to non-controlling interests	1	3
471	(112)	Amount attributable to equity holders of the Group	842	169

Delhaize Group – Earnings Release – Second Quarter 2010	9 of 19

» Condensed Consolidated Balance Sheet (Unaudited)

(in millions of EUR)	June 30, 2010	December 31, 2009	June 30, 2009
Assets
Non-current assets	8 246	7 329	7 283
Goodwill	3 038	2 640	2 636
Intangible assets	666	574	579
Property, plant and equipment	4 186	3 785	3 777
Investment property	62	50	40
Financial assets	176	142	153
Derivative instruments	59	96	72
Other non-current assets	59	42	26
Current assets	2 868	2 419	2 520
Inventories	1 482	1 278	1 351
Receivables and other assets	716	675	706
Financial assets	38	27	24
Derivative instruments	9	-	-
Cash and cash equivalents	623	439	435
Assets classified as held for sale	-	-	4
Total assets	11 114	9 748	9 803

Liabilities
Total equity	5 094	4 409	4 205
Shareholders’ equity	5 079	4 392	4 175
Non-controlling interests	15	17	30
Non-current liabilities	3 588	3 097	3 112
Long-term debt	2 098	1 904	1 924
Obligations under finance lease	738	643	638
Deferred tax liabilities	363	227	234
Derivative instruments	63	38	30
Provisions	254	228	228
Other non-current liabilities	72	57	58
Current liabilities	2 432	2 242	2 486
Short-term borrowings	64	63	251
Long-term debt - current portion	45	42	44
Obligations under finance lease	51	44	44
Accounts payable	1 527	1 436	1 386
Derivative instruments	-	2	4
Other current liabilities	745	655	752
Liabilities associated with assets held for sale	-	-	5
Total liabilities and equity	11 114	9 748	9 803
USD per EUR exchange rate	1.2271	1.4406	1.4134

Delhaize Group – Earnings Release – Second Quarter 2010	10 of 19

» Condensed Consolidated Statement of Cash Flows (Unaudited)

Q2 2010	Q2 2009	(in millions of EUR)	YTD 2010	YTD 2009
		Operating activities
115	127	Net profit (before non-controlling interests)	245	255
		Adjustments for:
151	130	Depreciation and amortization - continuing operations	287	262
1	1	Impairment - continuing operations	1	2
112	117	Income taxes, finance costs and income from investments	223	237
8	11	Other non-cash items	13	23
54	(39)	Changes in operating assets and liabilities	(20)	(27)
(73)	(83)	Interest paid	(102)	(108)
1	3	Interest received	4	5
(38)	(114)	Income taxes paid	(38)	(126)
331	153	Net cash provided by operating activities	613	523
		Investing activities
(6)	(13)	Business acquisitions	(13)	(38)
(152)	(120)	Purchase of tangible and intangible assets (capital expenditures)	(234)	(199)
2	-	Sale of tangible and intangible assets	6	4
5	3	Net investment in debt securities	(27)	(12)
7	7	Other investing activities	15	7
(144)	(123)	Net cash used in investing activities	(253)	(238)
187	30	Cash flow before financing activities	360	285
		Financing activities
-	(1)	Exercise of share warrants and stock options	18	(1)
(7)	-	Treasury shares purchased	(19)	-
(160)	(148)	Dividends paid (including dividends paid by subsidiaries to non-controlling interests)	(160)	(148)
1	-	Escrow maturities	2	5
(53)	(332)	Borrowings under (repayments of) long-term loans (net of direct financing costs)	(65)	(123)
22	225	Borrowings under (repayments of) short-term loans, net	(2)	99
-	-	Settlement of derivative instruments	(1)	1
(197)	(256)	Net cash provided by (used in) financing activities	(227)	(167)
31	(6)	Effect of foreign currency translation	51	(2)
21	(232)	Net increase (decrease) in cash and cash equivalents	184	116
602	669	Cash and cash equivalents at beginning of period	439	321 (1)
623	437 (1)	Cash and cash equivalents at end of period	623	437 (1)

(1)	Including EUR 1 million cash and cash equivalents of Delhaize Deutschland (Germany) reclassified as assets held for sale.

Delhaize Group – Earnings Release – Second Quarter 2010	11 of 19

» Condensed Consolidated Statement of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2010	4 392	17	4 409
Other comprehensive income	598	-	598
Net profit	244	1	245
Total comprehensive income for the period	842	1	843
Capital increases	12	-	12
Dividends declared	(161)	(1)	(162)
Treasury shares purchased	(19)	-	(19)
Treasury shares sold upon exercise of employee stock options	11	-	11
Tax payment for restricted shares vested	(5)	-	(5)
Excess tax benefit on employee stock options and restricted shares	1	-	1
Share-based compensation expense	9	-	9
Purchase of non-controlling interests	(3)	(2)	(5)
Balances at June 30, 2010	5 079	15	5 094
Shares issued	101 116 569
Treasury shares	880 424
Shares outstanding	100 236 145

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2009	4 143	52	4 195
Other comprehensive income	(83)	-	(83)
Net profit	252	3	255
Total comprehensive income for the period	169	3	172
Dividends declared	(148)	(4)	(152)
Treasury shares sold upon exercise of employee stock options	2	-	2
Tax payment for restricted shares vested	(2)	-	(2)
Excess tax benefit on employee stock options and restricted shares	1	-	1
Share-based compensation expense	10	-	10
Purchase of non-controlling interests	-	(21)	(21)
Balances at June 30, 2009	4 175	30	4 205
Shares issued	100 583 284
Treasury shares	797 689
Shares outstanding	99 785 595

Delhaize Group – Earnings Release – Second Quarter 2010	12 of 19

» Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in six countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the six months period ended June 30, 2010 were authorized for issue by the Board of Directors on August 11, 2010.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

Such condensed financial statements do not contain all information required for full annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2009.

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies applied in this report are consistent with those applied in the Group’s 2009 consolidated financial statements (see Note 2.3 on pages 83 – 92 of the 2009 Annual Report), except for the adoption of the new accounting pronouncements listed below, which had no retrospective impact on the Group:

•	Improvements to IFRS;

•	Amendments to IFRS 2 Group Cash settled Share-based Payment Transactions;

•	Revised IFRS 3 Business Combinations;

•	Amendments to IAS 27 Consolidated and Separate Financial Statements;

•	Amendments to IAS 39 Eligible Hedged Items; and

•	IFRIC 17 Distribution of non cash assets to owners.

We refer to our comments in the 2009 Consolidated Financial Statements (see Note 2.5 on pages 93 – 94) providing a more detailed discussion of the background of the above listed new accounting pronouncements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued after December 31, 2009, but were not yet effective as of the balance sheet date.

Segment information required by IAS 34 can be found on page 5 of this Earnings Release and forms an integral part of this interim report.

Business acquisitions

During the first half of 2010, Delhaize Group entered into several smaller agreements acquiring individual stores, which resulted in an increase of provisional goodwill amounting to EUR 7 million.

Non-controlling interests

Acquisition of non-controlling interests in Alfa Beta Vassilopoulos S.A.

On March 12, 2010, Delhaize Group launched through its wholly-owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (“Delned”), a new tender offer to acquire the remaining shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) at EUR 35.73 per share. We refer to Note 35 on page 139 of the 2009 Annual Report for further details on this tender offer.

On June 4, 2010, Delned requested from the Hellenic Capital Market Commission the approval to squeeze-out the last remaining minority shares in Alfa Beta, which was granted on July 8, 2010. The last date of trading Alfa Beta shares at the Athens Exchange was July 29, 2010 and settlement occurred on August 9, 2010.

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As part of this process, Delhaize Group acquired 118 442 additional shares during the first half of 2010 (of which 104 971 were acquired in the second quarter) and consequently, on June 30, 2010, the Group owned 11 569 551 shares (representing 90.86%) of Alfa Beta.

Since August 9, 2010, Delhaize Group owns 100% of the voting rights in Alfa Beta and intends to initiate through Delned the process of delisting Alfa Beta from the Athens Exchange.

In accordance with the amended IAS 27 Consolidated and Separate Financial Statements, the acquisition of non-controlling interests is accounted for as an equity transaction. The difference between the amount by which the non-controlling interests were adjusted and the fair value of the consideration paid, including transactions costs, was recognized directly in equity and attributed to the shareholders of the Group and had therefore no impact on goodwill.

» Income Statement

Other operating income

Q2 2010	Q2 2009	(in millions of EUR)	YTD 2010	YTD 2009
8	8	Rental income	16	16
6	3	Income from waste recycling activities	11	5
2	3	Services rendered to suppliers	4	5
1	1	Gain on sale of property, plant and equipment	3	2
1	1	Services rendered to wholesale customers	2	2
-	-	Return check services	-	1
3	2	Other	6	4
21	18	Total	42	35

Other operating expenses

Q2 2010	Q2 2009	(in millions of EUR)	YTD 2010	YTD 2009
-	(1)	Store closing and restructuring expenses	4	(3)
(1)	(1)	Impairment	(1)	(2)
(1)	(3)	Loss on sale of property, plant and equipment	(2)	(4)
(1)	(1)	Other	(3)	(2)
(3)	(6)	Total	(2)	(11)

Income tax expenses

On May 6, 2010, the Greek Parliament approved a new retrospectively applicable regulation in connection with an additional social responsibility contribution for the financial year 2009, covering companies whose net income is above a certain threshold. The new requirements resulted in an additional tax charge of approximately EUR 6 million for our Greek subsidiary Alfa Beta, recognized in the second quarter of 2010.

» Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first half of 2010, Delhaize Group added EUR 211 million in property, plant and equipment, including EUR 19 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 5 million.

Impairment of non-current assets

During the second quarter of 2010, Delhaize Group recognized impairment losses for three Food Lion stores and also reversed impairment losses for two Food Lion stores. Total net impairment charges recognized year-to-date were EUR 1 million.

Delhaize Group – Earnings Release – Second Quarter 2010	14 of 19

Store closing and restructuring charges

In the first quarter of 2010, Delhaize Group updated and revised its estimations in connection with the U.S. organizational restructuring, resulting in the recognition of income from changes in estimate relating to restructuring provisions of EUR 4 million. In addition, EUR 1 million in relation to store closing provisions was released. Both amounts have been included in other operating expenses, where the reversed charges where initially recognized.

Issuance and repurchase of equity securities and debts

In the second quarter of 2010, Delhaize Group did not issue any new shares, purchased 116 030 of its own shares and used 223 866 treasury shares to satisfy stock options.

In the first half of 2010, Delhaize Group issued 245 943 new shares, purchased 311 996 of its own shares and used 387 158 treasury shares to satisfy stock options. Delhaize Group owned 880 424 treasury shares at the end of June 2010.

During the first half of 2010, bonds of EUR 40 million issued by Delhaize Group’s Greek subsidiary Alfa Beta matured and were repaid.

Dividends

At Delhaize Group’s shareholders’ meeting on May 27, 2010, Delhaize Group’s shareholders approved the distribution of a EUR 1.60 gross dividend per share for financial year 2009. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.20 per share. The 2009 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 3, 2010 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 8, 2010.

» Contingencies

Contingencies are materially unchanged from those described in Note 34 on page 139 of the 2009 Annual Report.

» Share-based Payments

In June 2010, Delhaize Group granted 123 917 restricted stock unit awards and 232 992 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards was USD 78.33 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 78.33, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 13.03 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.54%
Expected volatility	25.18%
Risk-free interest rate	1.59%
Expected term in years	4.0

During the acceptance period which ended beginning of August 2010, Delhaize Group issued 198 977 stock options to senior management of its non-U.S. operating companies, at an exercise price of EUR 66.29. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the acceptance period, and amounts to EUR 9.73. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.52%
Expected volatility	26.60%
Risk-free interest rate	1.45%
The Expected term in years	5.0

» Related-Party Transactions

In June 2010, an aggregate number of 106 341 stock options and warrants and 22 677 restricted stock units were granted to members of the Executive Management.

Delhaize Group – Earnings Release – Second Quarter 2010	15 of 19

» Key Events After Balance Sheet Closing Date

We refer to our comments made in connection with the acquisition of the non-controlling interests in Alfa Beta and the squeeze-out approval received from the Hellenic Capital Market Commission on July 8, 2010.

No other significant events took place after the balance sheet date.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

» Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

» Number of Stores

	End of 2009	End of Q1 2010	Change Q2 2010	End of Q2 2010	End of 2010 Planned
United States	1 607	1 596	+4	1 600	1 625 - 1 630
Belgium	792	792	+5	797	808 - 813
Greece	216	218	+1	219	225 - 230
Romania	51	53	+4	57	65 - 70
Indonesia	66	66	+1	67	80 - 85
Total	2 732	2 725	+15	2 740	2 814 - 2 824

» Organic Revenue Growth Reconciliation

Q2 2010	Q2 2009	% Change	(in millions of EUR)	YTD 2010	YTD 2009	% Change
5 329	5 088	4.7%	Revenues	10 300	10 177	1.2%
(246)			Effect of exchange rates	(43)
5 083	5 088	-0.1%	Revenues at identical exchange rates	10 257	10 177	0.8%
-	-		Divestitures	-	-
(5)	-		Acquisitions	(11)	-
5 078	5 088	-0.2%	Organic revenue growth	10 246	10 177	0.7%

» Free Cash Flow Reconciliation

Q2 2010	Q2 2009	(in millions of EUR)	YTD 2010	YTD 2009
331	153	Net cash provided by operating activities	613	523
(144)	(123)	Net cash used in investing activities	(253)	(238)
(5)	(3)	Net investment in debt securities	27	12
182	27	Free cash flow	387	297

Delhaize Group – Earnings Release – Second Quarter 2010	16 of 19

» Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	June 30, 2010	December 31, 2009	June 30, 2009
Non-current financial liabilities	2 836	2 547	2 562
Current financial liabilities	160	149	339
Derivative liabilities	63	40	34
Derivative assets	(68)	(96)	(72)
Investment in securities - non-current	(161)	(126)	(133)
Investment in securities - current	(38)	(12)	(17)
Cash and cash equivalents	(623)	(439)	(435)
Net debt	2 169	2 063	2 278
Net debt to equity ratio	42.6%	46.8%	54.1%

» Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q2 2010			Q2 2009	2010/2009
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 329	(246)	5 083	5 088	4.7%	(0.1%)
Operating profit	227	(13)	214	244	(7.0%)	(12.2%)
Net profit from continuing operations	115	(6)	109	127	(9.8%)	(14.8%)
Basic EPS from continuing operations	1.15	(0.07)	1.08	1.25	(8.3%)	(13.4%)
Net profit (Group share)	114	(6)	108	125	(8.2%)	(13.4%)
Basic earnings per share	1.15	(0.07)	1.08	1.26	(8.6%)	(13.7%)
Free cash flow	182	(15)	167	27	557.8%	505.1%

(in millions of EUR, except per share amounts)	YTD 2010			YTD 2009	2010/2009
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	10 300	(43)	10 257	10 177	1.2%	0.8%
Operating profit	468	(2)	466	491	(4.8%)	(5.2%)
Net profit from continuing operations	245	(1)	244	254	(3.6%)	(4.0%)
Basic EPS from continuing operations	2.44	(0.01)	2.43	2.51	(2.8%)	(3.2%)
Net profit (Group share)	244	(1)	243	252	(3.0%)	(3.4%)
Basic earnings per share	2.44	(0.01)	2.43	2.53	(3.3%)	(3.7%)
Free cash flow	387	(1)	386	297	30.2%	29.8%
(in millions of EUR)	June 30, 2010			December 31, 2009	Change
Net debt	2 169	(141)	2 028	2 063	5.2%	(1.7%)

Delhaize Group – Earnings Release – Second Quarter 2010	17 of 19

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the six month period ended June 30, 2010 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first six months of the financial year 2010 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, August 11, 2010

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in shareholders’ equity and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the Group”) for the six months period ended June 30, 2010. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the E.U.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the six months period ended June 30, 2010 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the E.U.

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 68 through 71 of the 2009 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

Delhaize Group – Earnings Release – Second Quarter 2010	18 of 19

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities
•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents
•	Net financial expenses: finance costs less income from investments
•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates
•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 18, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President